Exhibit 99.1

Yukon Government Awards Construction Contract for Casino Access Road

VANCOUVER, BC, Nov. 9, 2021 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) is pleased to announce that the Yukon Government has awarded Yukon based company Pelly Construction the contract for the Carmacks Bypass Project, the first section of the Casino Project access road and a $29.6 million investment.

The Carmacks Bypass is expected to be completed in 2024 and will allow industrial vehicles to bypass the Village of Carmacks, reducing heavy traffic, improving community safety, and improving access to mineral exploration and development activities in the area. It will also benefit the Little Salmon/Carmacks First Nation with contracting, education and training benefits associated with the project.

Dr. Paul West-Sells, Western's CEO, stated, "The awarded contract to begin construction on the Carmacks Bypass is an important step to advancing the Casino Project. Construction of the road will provide jobs and business opportunities in the short term and by advancing the Casino Project, significant potential future benefit to communities and First Nations in the Yukon."

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company's property; budgets; permitting or other timelines; economic benefits from the mine and/or the access road; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumptions that the circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner; that all regulatory approvals required to complete the Company's planned exploration and development activities will be received in a timely manner and on acceptable terms; that the Company is able to procure personnel, equipment and supplies required for its exploration and development activities in sufficient quantities and on a timely basis; and that general business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; COVID-19 risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: Sandy Noyes, Director, Investor Relations, 604.638.2520 or snoyes@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 17:00e 09-NOV-21